International Lease Finance Corporation

 Notes

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   18
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   August 25, 2008
Trade Date: 09/02/08   Issue Date: 09/05/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WCY0	7.700%	03/15/10	SEMI-ANNUAL	03/15/09	No	N/A
45974WCZ7	7.850%	09/15/10	SEMI-ANNUAL	03/15/09	No	N/A
45974WDA1	7.950%	03/15/11	SEMI-ANNUAL	03/15/09	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WCY0	100%	0.300%	YES	No	N/A
45974WCZ7	100%	0.400%	YES	No	N/A
45974WDA1	100%	0.625%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.